UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of December, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

ANNOUNCEMENT OF SALE OF FARM IN ARGENTINA
     On December 2, 2011, the registrant issued a press release pertaining to the sale of a 2,438 hectares farm named “La Alegría” located in General Villegas, Province of Buenos Aires, Argentina, for a total price of US$13.7 million. A copy of the press release is attached to this Report on Form 6-K
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.
By:	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: December 2, 2011

PRESS RELEASE
Adecoagro Captures Gains From Land Transformation
Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters. AGRO.K), one of the leading agricultural companies in South America, announced today that on November 30, 2011, it completed the sale of “La Alegría” farm, located in General Villegas, province of Buenos Aires, Argentina, for a total price of $13.7 million. The selling price of this farm was 23.0% over Cushman & Wakefield’s independent appraisal dated September 2011 of $11.2 million.
La Alegria is a 2,438 hectare farm purchased by Adecoagro in 2007 for a total of $5.9 million or $2,420 per hectare. The farm was used for cattle grazing by the former owner. Following the initial acquisition, Adecoagro applied its sustainable production model to La Alegria to transform a total of 1,948 hectares for the production of soybean, corn and wheat. After four years of enhancing the productivity of the soil by applying no-till farming, crop rotation, balanced fertilization and other best practices, the farm was sold for $13.7 million, equivalent to $5,623 per hectare, obtaining an internal rate of return of 23.2%. This transaction will generate approximately $8.9 million of operating profit for the fourth quarter of 2011.
During the last six years, Adecoagro has been able to capitalize gains of over $103.6 million by strategically selling at least one of its fully mature farms per year. Monetizing a portion of its land transformation gains each year allows Adecoagro to redeploy its capital efficiently and continue expanding its operations by acquiring land with high transformation potential.
Adecoagro believes that the consistent development and sale of farms like La Alegria evidences Adecoagro’s ability to continue generating shareholder value through its land transformation activities and sustainable production model.
Investor Relations Department
Hernan Walker
IR Manager
Email: ir@adecoagro.com
About Adecoagro:
Adecoagro is a leading agricultural company in South America. Adecoagro owns over 295 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1 million tons of agricultural products including corn, wheat, soybeans, rice, dairy products, sugar, ethanol and electricity among others.